SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240

Publicly-held Company

Rua Verbo Divino, 1356 - 1º andar, São Paulo-SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET” or “Company”), pursuant to paragraph 4 of Article 157 of Law 6,404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby informs its shareholders and the market, complementing the Material Fact of February 16, 2012, that, on March 5, 2012, Embratel Participações S.A. (“Embrapar”) acquired the indirect control of NET, as a result of the conclusion of the acquisition of 1,077,520 common shares issued by GB Empreendimentos e Participações S.A. (“GB”), which has the direct control of NET, previously held by Globo Comunicação e Participações S.A. (“Globopar”). The acquired shares represent 5.5% of the voting capital of GB and were object of a call option granted by Globopar (“Option”), pursuant to GB’s Shareholders’ Agreement entered into on March 21, 2005.

In view of the exercise of the Option, Embrapar and its subsidiary Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”) now hold together 10,612,011 common shares issued by GB, representing 54.5% of the voting capital of GB, and 38,916,293 preferred shares, representing 100% of GB’s preferred shares. As a result of the acquisition, Embrapar and Embratel now own, directly and indirectly, through GB, 92.2% of NET’s total capital.

The price per share of GB, paid to Globopar in cash, was R$5.97607720, in accordance with the Option’s terms and conditions, and the transaction totaled R$6,439,342.70. GB is a specific purpose entity that holds only common shares of the Company in the same number as the total of shares representing its capital stock.

By acquiring control of NET, Embrapar aims to expand its operations, as well as the operations of its subsidiaries, in the Brazilian telecommunications market.

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Embrapar announced that it intends to hold an joint purchase offer for the acquisition of all common and preferred shares issued by the Company, including the shares underlying the American Depositary Shares and the shares traded on LATIBEX, envisaging the following events (“Joint Purchase offer”):

1 – Public offer through sale of control, in view of the exercise of the Option, pursuant to Article 254-A of Law 6,404/76 and item 8.1 of the Level 2 Corporate Governance Listing Rules of BM&FBOVESPA – Securities, Commodities and Futures Exchange (“Purchase Offer through Sale of Control”);

2 – Public offer for NET’s delisting from Level 2 of BM&FBOVESPA – Securities, Commodities and Futures Exchange, pursuant to item 11.2 of the Level 2 Corporate Governance Listing Rules of BM&FBOVESPA – Securities, Commodities and Futures Exchange (“Purchase Offer for Delisting from Level 2”); and

3 – Public offer for the cancellation of NET’s registration as a publicly-held company at CVM, pursuant to Article 4 of Law 6,404/76 and item 10.2 of the Level 2 Corporate Governance Listing Rules of BM&FBOVESPA – Securities, Commodities and Futures Exchange (“Purchase Offer for Cancellation of Registration”).

The holding of the Joint Purchase Offer will be: (a) subject to CVM’s registration and approval of the adoption of a differentiated procedure for the unification of the offerings; and (b) conditioned to the provisions set forth in the paragraphs below.

Under the terms of item 10.3 of the Level 2 Corporate Governance Listing Rules of BM&FBOVESPA – Securities, Commodities and Futures Exchange, Embrapar announced that the maximum price per common or preferred share of NET, (“Maximum Price”) established to serve as a reference in the decision making to maintain or not the public offers, to be offered at the Joint Purchase Offer, (i) for Delisting of Level 2, and (ii) for Cancellation of Registration, will be twenty-six reais and four centavos (R$26.04), restated by the CDI (Interbank Certificate of Deposit) variation as from March 5, 2012 until the date of delivery of the report of valuation of NET’s shares, to be prepared in compliance with item 10.1.1 of the Level 2 Corporate Governance Listing Rules of BM&FBOVESPA – Securities, Commodities and Futures Exchange (“Valuation Report”).

In the event that the price of the shares of NET, calculated pursuant to the Valuation Report, exceeds the Maximum Price, Embrapar reserves the right to cancel the Public Offer for Cancellation of Registration and/or the Purchase Offer for Delisting from Level 2, and to proceed only with the Purchase Offer through Sale of Control, pursuant to Article 254-A of Law 6,404/76 and item 8.1 of the Level 2 Corporate Governance Listing Rules of BM&FBOVESPA – Securities, Commodities and Futures Exchange.

2

The shareholders of NET shall be called on a timely manner to resolve on: (a) the selection of the specialized company that will prepare the Valuation Report; (b) the delisting of NET from the Level 2 Corporate Governance Listing Segment of BM&FBOVESPA – Securities, Commodities and Futures Exchange; and (c) the cancellation of NET’s registration as a publicly-held company at CVM.

The other terms and conditions of the Joint Purchase Offer will be disclosed to the market on due time.

Lastly, Embrapar announced its intention to conduct studies analyzing the possibility to carry out a corporate structuring involving GB, NET and its subsidiaries to capture synergies and gain other benefits. As soon as these studies are completed, their results will be disclosed to shareholders and the market. Embrapar further declared its intention that such studies shall be concluded before the Valuation Report is ready.

São Paulo, March 6, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 07, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.